UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com
For Immediate Release

ASUR, HIGHSTAR CAPITAL WIN BID TO BE PRIVATE OPERATOR OF LUIZ MUNOZ MARIN AIRPORT IN SAN JUAN, PUERTO RICO

México D.F., July 19, 2012 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced that the Puerto Rico Public-Private Partnership Committee declared Aerostar Airport Holdings the winner of a public bidding process to become the private operators of the Luis Munoz Marin international airport in San Juan, Puerto Rico ("LMM Airport"). Aerostar Airport Holdings is a limited liability company owned 50% by each of ASUR (through its Cancun Airport subsidiary) and Highstar Capital IV.

Aerostar is expected to enter into a 40-year lease agreement for the airport with the Puerto Rico Ports Authority.  Pursuant to the terms of its bid, Aerostar Airport Holdings will make an upfront payment of approximately $615 million to the Puerto Rico Ports Authority.  This payment is expected to be funded by a combination of financing and equity contributions on a 50-50 basis from each of ASUR and Highstar Capital IV.  The closing of the lease remains subject to a number of conditions precedent, including the award of a Part 139 operating certificate by the Federal Aviation Authority (FAA).  ASUR is currently evaluating the accounting treatment of its investment in Aerostar.

ASUR is the largest prívate airport group in Mexico, operating 9 airports including Cancun, which for the past three years has been awarded the winner of the best airport in Latinamerica and the second best airport in the world by the International Airports Council.  Highstar Capital is an independently owned and operated private equity firm with an operationally focused, value-added strategy. Based in New York, the firm was founded in 1998 and currently manages more than $5.6 billion on behalf of its managed funds and co-investment vehicles in a diversified portfolio of energy, transportation and environmental/waste management assets and businesses.

LMM Airport handles over 8.5 million passengers per year and is served by over 14 airlines.  LMM airport generates over 8,000 direct and indirect jobs and recently opened the newly-constructed Terminal A, which is currently served by Jetblue.

Aerostar Airport Holdings is honored to have been selected by the authority and intends to transform LMM into a world-class airport through a capital investment program of over $1.4 billion during the term of the lease, while working with the airport community and airlines to better serve passengers.  The Puerto Rico government has indicated that it estimates that it will receive over $2.6 billion in revenues and other benefits from the PPP transaction over the term of the lease.  Aerostar also expects that its management of the LMM Airport will help facilitate economic growth in Puerto Rico and make it a top choice for tourists travelling to the Caribbean region.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # #

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 19, 2012